UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PEOPLE’S UTAH BANCORP

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712706209

(CUSIP Number)

Dale O. Gunther	Blaine C. Gunther
856 East 700 North	75 East 1010 North
American Fork, UT 84003	American Fork, UT 84003
(801) 592-1826	(801) 234-9620

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712706209

1.	Names of Reporting Persons Dale O. Gunther DRG Partners, LLC The Raspberry Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,279,717 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 1,279,717 (1)
	10.	Shared Dispositive Power 0 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,717 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN; OO (limited liability company)

(1)	Includes (i) 109,305 shares of common stock owned by Dale O. Gunther, (ii) 531,696 shares of common stock owned by DRG Partners, LLC, a Utah limited liability company, of which Mr. Gunther is the manager with sole voting and dispositive power, and (iii) 638,716 shares of common stock owned by The Raspberry Trust, a Utah trust, of which an independent person serves as trustee and Dale O. Gunther exercises sole voting power.

(2)	As a result of an agreement (the “Shareholder Agreement” as described in Item 2, below), the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Shareholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

2

CUSIP No. 712706209

1.	Names of Reporting Persons. Gunther Legacy Trust (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,984 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,984 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,984 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) OO (Trust)

(1)	Chantel Gunther, W. Bruce Miller, Brett D. Christiansen, Holli Gunther, Christian Gunther, Orrin Porter Rockwell, and Ryan Thompson are trustees of the Gunther Legacy Trust, and share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

3

CUSIP No. 712706209

1.	Names of Reporting Persons. Russell Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 72,324
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 72,324
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,324 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3.The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

4

CUSIP No. 712706209

1.	Names of Reporting Persons. Jacob Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,871
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 9,871
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,871 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

5

CUSIP No. 712706209

1.	Names of Reporting Persons. Hudson Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,658
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 4,658
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,658 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

6

CUSIP No. 712706209

1.	Names of Reporting Persons. Kimball Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 11,500
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 11,500
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,500 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

7

CUSIP No. 712706209

1.	Names of Reporting Persons. The Mary G. Miller Revocable Trust Mary G. Miller and W. Bruce Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,000 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,000 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (Trust)

* Less than one percent.

(1)	Mary G. Miller and W. Bruce Miller are trustees of The Mary G. Miller Revocable Trust, and share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

8

CUSIP No. 712706209

1.	Names of Reporting Persons. Derek Gunther Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,800
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 14,800
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,800 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

9

CUSIP No. 712706209

1.	Names of Reporting Persons. The Brett and Susan Christiansen Family Trust Brett David Christiansen and Susan Gunther Christiansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO (Gift)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,372 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,372 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,372 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (trust)

* Less than one percent.

(1)	Brett David Christiansen and Susan Gunther Christiansen are trustees of The Brett and Susan Christiansen Family Trust, and share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

10

CUSIP No. 712706209

1.	Names of Reporting Persons. Christopher Brett Christiansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (Gift)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,378
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 9,378
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

11

CUSIP No. 712706209

1.	Names of Reporting Persons. Bruce O. Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 313
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 313
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 313 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

12

CUSIP No. 712706209

1.	Names of Reporting Persons. Julie Marie Rockwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 51,050
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 51,050
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,050 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

13

CUSIP No. 712706209

1.	Names of Reporting Persons. Ruth Ann Gunther Thompson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

14

CUSIP No. 712706209

1.	Names of Reporting Persons. The Paul Gunther Family LLC Paul Gunther and Lynda C. Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,315 (1)
	8.	Shared Voting Power 818,891 (2)
	9.	Sole Dispositive Power 5,315 (1)
	10.	Shared Dispositive Power 818,891 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,206 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	Includes 986 restricted shares vesting on 12/31/2020, and 4,329 shares issuable upon exercise of stock options vested within 60 days, issued to Paul Gunther.

(2)	Includes 818,891 shares held by The Paul Gunther Family LLC, of which Paul Gunther and Lynda C. Gunther are the managing members.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

15

CUSIP No. 712706209

1.	Names of Reporting Persons. Janelle Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

16

CUSIP No. 712706209

1.	Names of Reporting Persons. Jordan Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

17

CUSIP No. 712706209

1.	Names of Reporting Persons. Jenessa Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

18

CUSIP No. 712706209

1.	Names of Reporting Persons. Jilenne Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

19

CUSIP No. 712706209

1.	Names of Reporting Persons. Justus Robert Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

20

CUSIP No. 712706209

1.	Names of Reporting Persons. Jesse Omega Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

21

CUSIP No. 712706209

1.	Names of Reporting Persons. Jansen Orville Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,522
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 45,522
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,522 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

22

CUSIP No. 712706209

1.	Names of Reporting Persons. Julia Kelsey Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,478
	8.	Shared Voting Power 0 (1)
Sole Dispositive Power 52,478
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,478 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

23

CUSIP No. 712706209

1.	Names of Reporting Persons. The Paul and Miriam Thomas Family LLC Paul Y. Thomas and Miriam G. Thomas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 422,704 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 422,704 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,704 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	The Paul and Miriam Thomas Family LLC, an Arizona limited liability company, is owned by The Paul Y. Thomas and Miriam G. Thomas Revocable Living Trust. Paul Y. Thomas and Miriam G. Thomas are the managing members of The Paul and Miriam Thomas Family LLC, and in such capacity, share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

24

CUSIP No. 712706209

1.	Names of Reporting Persons. HETS, LLC Eric Neal Sabourin and Heather Thomas-Sabourin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,560 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,560 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,560 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1%

(1)	HETS, LLC, an Arizona limited liability company, is owned by The Eric and Heather Thomas Living Trust. Eric Neal Sabourin and Heather Thomas-Sabourin are the managers of HETS, LLC, and in such capacity, share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

25

CUSIP No. 712706209

1.	Names of Reporting Persons. Blaine Gunther Investments L.C. The Blaine C. Gunther Trust Blaine C. Gunther and Linda Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐87
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 798,365 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 798,365 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 798,365 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Blaine Gunther Investments, L.C., a Utah limited liability company managed by its members: Blaine C. Gunther, his wife Linda Gunther, and their adult children Kristin Gunther Howard, Jonathan Blaine Gunther, Anne Marie Gunther and Scott Gunther, who share voting and dispositive power. The Blaine C. Gunther Trust, a Utah trust, of which the trustees are Blaine C. Gunther and Linda Gunther, who share voting and dispositive power.

(2)	Includes 720,000 shares held by Blaine Gunther Investments, L.C., and 78,365 shares held by the Blaine C. Gunther Trust.

(3)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

26

CUSIP No. 712706209

1.	Names of Reporting Persons. The John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002 Kristin Gunther Howard and John W. Howard II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 807,596 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 807,596 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,596 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)(4)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN; OO (trust)

* Less than one percent.

(1)	Includes 720,000 shares held by Blaine Gunther Investments, L.C., a Utah limited liability company, of which Kristin G. Howard is a managing member.

(2)	Includes 87,596 shares held by John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002, a Utah trust. Voting and dispositive power is shared by the trustees, John W. Howard II and Kristin G. Howard.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

(4)	Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein.

27

CUSIP No. 712706209

1.	Names of Reporting Persons. The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther Jonathan Blaine Gunther and Lisa Petersen Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,850 (1)
	8.	Shared Voting Power 784,754 (2)(3)
	9.	Sole Dispositive Power 8,850 (1)
	10.	Shared Dispositive Power 784,754 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,754 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)(4)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN; OO (trust)

* Less than one percent.

(1)	Includes the following issued to Jonathan Blaine Gunther: 4,373 shares presently exercisable at $26.80 per share until 2022; 3,491 shares presently exercisable at $35.70 per share until 2023; and 986 Restricted Stock Units vesting on 12/31/2020.

(2)	(a) Includes 64,754 shares held by The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther, a Utah trust; trustees Jonathan Blaine Gunther and Lisa Petersen Gunther share voting and dispositive power. (b) Includes 720,000 shares held of record by Blaine Gunther Investments, L.C., a Utah limited liability company; Jonathan Blaine Gunther shares voting and dispositive power of these shares with the other member managers: Blaine C. Gunther, Linda Gunther, Kristin Gunther Howard, Anne Marie Gunther and Scott Gunther.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

(4)	Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein. Row (11) does not include the 7,864 options and 986 RSUs issued to Jonathan Blaine Gunther.

28

CUSIP No. 712706209

1.	Names of Reporting Persons. Anne Marie Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 91,951
	8.	Shared Voting Power 720,000 (1)
	9.	Sole Dispositive Power 91,951
	10.	Shared Dispositive Power 720,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,951 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)(3)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	Shares held by Blaine Gunther Investments, L.C., a Utah limited liability company; Anne Marie Gunther shares voting and dispositive power of shares with the other member managers: Blaine C. Gunther, Linda Gunther, Kristin Gunther Howard, Jonathan Blaine Gunther and Scott Gunther.

(2)	Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein.

(3)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

29

CUSIP No. 712706209

1.	Names of Reporting Persons. Scott Brinton Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 34,022
	8.	Shared Voting Power 720,000 (1)
	9.	Sole Dispositive Power 34,022
	10.	Shared Dispositive Power 720,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,022 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)(3)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	Scott Gunther is one of six member-managers of Blaine Gunther Investments, L.C. and shares voting and dispositive power with the other member-managers: Blaine C. Gunther, Linda Gunther, Kristin Gunther Howard, Anne Marie Gunther and Jonathan Blaine Gunther.

(2)	Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

30

 CUSIP No. 712706209

1.	Names of Reporting Persons. Gunther Holding Company L.C. The Gunther Family Trust Dean Gunther and Deana Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah limited liability company; Utah trust.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 479,899 (1)
	8.	Shared Voting Power 4,047 (2)
	9.	Sole Dispositive Power 479,899 (1)
	10.	Shared Dispositive Power 4,047 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,946 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company); OO (Trust)

(1)	Shares held by Gunther Holding Company L.C., a Utah limited liability company; Dean Gunther, manager has sole voting and dispositive power.

(2)	Shares held by The Gunther Family Trust; Dean Gunther and Deana Gunther, trustees, share voting and dispositive power.

(3)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

31

CUSIP No. 712706209

1.	Names of Reporting Persons. Ruprecht & Co., LLC Debra Gunther Holley and Stephen Harold Holley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (Gift)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. Citizens; Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,116 (1) 7,172 (2)
	8.	Shared Voting Power 336,732 (3)
	9.	Sole Dispositive Power 6,116 (1) 7,172 (2)
	10.	Shared Dispositive Power 336,732 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,020 shares (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (4)
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) IN; IN; OO (limited liability company)

(1)	Shares held by Debra Gunther Holley, who has sole voting and dispositive power over such shares.

(2)	Shares held by Stephen H. Holley, who has sole voting and dispositive power over such shares.

(3)	Shares held by Ruprecht & Co., LLC, a Utah limited liability company. The member-managers are Stephen H. Holley and Debra Gunther Holley, who share voting and dispositive power.

(4)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

32

1.	Names of Reporting Persons. The Newbold Family Trust Jace Tyler Newbold and Rebecca Holley Newbold
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - Gift
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,906 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,906 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,906 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (trust)

* Less than one percent.

(1)	The trustees of this Reporting Person are Jace Tyler Newbold and Rebecca Holley Newbold, who have shared voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

33

1.	Names of Reporting Persons. Stephen Mark Holley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 40,942 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,942 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,280 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Amount indicated is less than one percent.

(1)	Includes 40,280 shares held by Stephen Mark Holley, and 662 Restricted Stock Units which vest as follows: (a) 332 units vest on 1/1/2021; (b) 220 vest of 1/1/2022; and (c) 110 vest on 1/1/2023.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

34

1.	Names of Reporting Persons. Benjamin Holley and Andrea Holley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 96,932 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 96,932 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,932 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	Shares owned jointly by Benjamin and Andrea Holley, who share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,870,496 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

35

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.01 per share (the “Common Stock”), of People’s Utah Bancorp, a Utah registered bank holding corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 East Main Street, American Fork, Utah 84003.

Item 2. Identity and Background

(a)	This Statement is being filed pursuant to Rule 13d-1 under the Act, by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Dale O. Gunther, an individual

2.	DRG Partners, LLC, a Utah limited liability company

3.	The Raspberry Trust, a Utah trust

4.	The Gunther Legacy Trust, a Utah trust

5.	Russell Gunther, an individual

6.	Jacob Gunther, an individual

7.	Hudson Gunther, an individual

8.	Kimball Gunther, an individual

9.	The Mary G. Miller Revocable Trust, a Utah trust

10.	Derek Gunther Miller, an individual

11.	The Brett and Susan Christiansen Family Trust, a Utah trust

12.	Christopher Brett Christiansen, an individual

13.	Bruce O. Gunther, an individual

14.	Julie Marie Rockwell, an individual

15.	Ruth Ann Gunther Thompson, an individual

16.	The Paul Gunther Family LLC, a Utah limited liability company

17.	Janelle Gunther, an individual

18.	Jordan Gunther, an individual

19.	Jenessa Gunther, an individual

20.	Jilenne Gunther, an individual

21.	Justus Robert Gunther, an individual

22.	Jesse Omega Gunther, an individual

23.	Jansen Orville Gunther, an individual

24.	Julia Kelsey Gunther, an individual

25.	The Paul and Miriam Thomas Family LLC, an Arizona limited liability company

26.	HETS LLC, an Arizona limited liability company

27.	Blaine Gunther Investments, L.C., a Utah limited liability company

28.	The Blaine C. Gunther Trust, a Utah trust

29.	The John W. Howard II and Kristin G. Howard Trust, a Utah trust

30.	The Living Trust of Jonathan Blaine Gunther and Lisa Petersen, a Utah trust

31.	Anne Marie Gunther, an individual

32.	Scott Brinton Gunther, an individual

33.	Gunther Holding Company LLC, a Utah limited liability company

34.	The Gunther Family Trust, a Utah trust

35.	Ruprecht & Co., LLC, a Utah limited liability company

36.	Debra Gunther Holley, an individual

37.	Stephen Harold Holley, and individual

38.	The Newbold Family Trust, a Utah trust

39.	Stephen Mark Holley, an individual

40.	Benjamin Holley, an individual

41.	Andrea Holley, an individual

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In 1951, Orville Gunther was invited to serve as a director of what was then known as “People’s State Bank of American Fork” in American Fork, Utah, by the bank’s president, Clifford Young, Sr. In or about 1962, Orville Gunther acquired the ownership interest of Clifford Young, Jr., and became president of the bank. The bank was renamed “Bank of American Fork” in 1963. In 1971, Orville and his son Dale acquired the ownership interests of the daughters of Clifford Young, Sr., which gave Orville Guntherand Dale Gunther a majority ownership interest in the bank, and Dale was appointed to the board of directors of the bank (“Board”). In approximately 1980, Dale Gunther transitioned from his position managing a family-owned heating and air conditioning company founded by Orville Gunther’s father in the early 1900’s, to become a full-time employee of the bank. In 1988, Dale was named president of the bank and served in that position for 17 years.

In 2015, the bank holding company, People’s Utah Bancorp, organized in 1999, completed its initial public offering. In connection with the public offering, the Gunther family’s holdings dropped from above 50% to approximately 33% of the issued and outstanding shares of common stock of the bank. Dale Gunther stepped off the board of directors of the Issuer in 2019. Paul Gunther, brother of Dale Gunther, and Jonathan Blaine Gunther, the son of Blaine Gunther and a nephew of Paul and Dale Gunther, currently serve as members of the Board of the Issuer.

The Reporting Persons have entered into an agreement (the “Shareholder Agreement”) pursuant to which they have indicated their desire to designate representatives, who shall initially be Dale Gunther and Blaine Gunther, to discuss considerations referred to in the Shareholder Agreement on their behalf when and as the Reporting Persons may in the future determine. No provision of the Shareholder Agreement restricts or prevents parties to the agreement from individually and independently purchasing, selling or otherwise acquiring or disposing of securities of the Issuer or voting securities they may own without the approval of other parties to the agreement. Other terms of the or from the Shareholder Agreement are summarized under Item 6 of this Statement. The form of the Shareholder Agreement is filed as an Exhibit to this Statement.

The parties to the Shareholder Agreement are Dale O Gunther, DRG Partners, LLC, The Raspberry Trust, The Gunther Legacy Trust, Russell Gunther, Jacob Gunther, Hudson Gunther, Kimball Gunther, The Mary G. Miller Revocable Trust, Derek Gunther Miller, The Brett and Susan Christiansen Family Trust, Christopher Brett Christiansen, Bruce O. Gunther, Julie Marie Rockwell, Ruth Ann Gunther Thompson, The Paul Gunther Family LLC, Janelle Gunther, Jordan Gunther, Jenessa Gunther, Jilenne Gunther, Justus Robert Gunther, Jesse Omega Gunther, Jansen Orville Gunther, Julia Kelsey Gunther, The Paul and Miriam Thomas Family LLC, HETS LLC, Blaine Gunther Investments, L.C., The Blaine C. Gunther Trust, The John W. Howard II and Kristin G. Howard Trust, The Living Trust of Jonathan Blaine Gunther and Lisa Petersen, Anne Marie Gunther, Scott Brinton Gunther, Gunther Holding Company L.C., The Gunther Family Trust, Ruprecht & Co., LLC, Debra Gunther Holley, Stephen Harold Holley, The Newbold Family Trust, Stephen Mark Holley, Andrea Holley and Benjamin Holley (collectively, the “Shareholders”).

The Issuer’s common stock votes as a single class on substantially all matters submitted to the shareholders of the Issuer for approval. The common stock carries one vote per share.

(b)	The business address of the Reporting Persons is:

c/o Marcus J. Williams, Esq.

Buchalter, APC

1000 Wilshire Suite 1500

Los Angeles, California 90017

Dale O Gunther

856 East 700 North

American Fork, Utah 84003

37

The Raspberry Trust

240 West Main Street

American Fork, Utah 84003

The Gunther Legacy Trust

689 North 900 East

American Fork, Utah 84003

Russell Gunther

Operator, Gunthers Comfort Air (heating, cooling, plumbing contracting)

81 South 700 East

American Fork, Utah 84003

Jacob Gunther

Altabank

33 East Main Street

American Fork, Utah 84003

Hudson Gunther

Altabank

33 East Main Street

American Fork, Utah 84003

Kimball Gunther

Operator, Gunthers Comfort Air (heating, cooling, plumbing contracting)

81 South 700 East

American Fork, Utah 84003

The Mary G. Miller Revocable Trust

4785 Killarney Dr.

Highland, Utah 84602

Derek Gunther Miller

Chicago Booth School of Business

5807 South Woodlawn Avenue

Chicago, Illinois 60637

The Brett and Susan Christiansen Family Trust

176 South 1160 West Circle Street

St. George, Utah 84770

Christopher Brett Christiansen

Student

467 West 1875 South B203

Woods Cross, UT 84010

Bruce O. Gunther

Bank Officer

Rock Canyon Bank

215 West 2230 North

Provo, Utah 84604

38

Julie Marie Rockwell

Homemaker

5822 West 9600 North

Highland, Utah 84003

Ruth Ann Gunther Thompson

1462 West 920 North

Pleasant Grove, Utah 84062

The Paul Gunther Family LLC

60 West 66th Street #30A

New York, NY 10023

Janelle Gunther

Director, Teva Pharmaceuticals

145 Brandywine Pkwy

West Chester, PA 19380

Jordan Gunther

Progressive

2290 Pintura Dr.

St. George, Utah 84790

Jenessa Gunther

3960 Brookline Drive

Alpharetta, GA 30022

Jilenne Gunther

Attorney

AARP

601 E Street

Washington, DC. 20049

Justus Robert Gunther

731 S. Karen Dr.

Chandler, Arizona 85224

Jesse Omega Gunther

Self-employed

1311 Delaware Ave SW S726

Washington, DC 20024

Jansen Orville Gunther

Attorney

Kirton & McConkie

50 East South Temple, Suite 400

Salt Lake City, Utah 84111

Julia Kelsey Gunther

Physician

1096 Koradine Drive

South Jordan, Utah 84095

39

The Paul and Miriam Thomas Family LLC

2016 East Caroline Lane

Tempe, Arizona 85284

HETS LLC

1255 W. Rio Salado Pkwy, Ste. 215

Tempe, Arizona 85281

Blaine Gunther Investments, L.C.

1567 West 3500 North

Pleasant Grove, Utah 84062

The Blaine C. Gunther Trust

75 East 1010 North

American Fork, Utah 84003

The John W. Howard II and Kristin G. Howard Trust

81 South 700 East

American Fork, Utah 84003

The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther

1735 North State Street

Provo, UT 84604

Anne Marie Gunther

Director of Events, LHM Group

11295 North 5710 West

Highland, Utah 84003

Scott Brinton Gunther

Educator, Jordan School District

7387 S. Campus View Drive

West Jordan, UT 84084

Gunther Holding Company L.C.

The Gunther Family Trust

830 East 700 North

American Fork, Utah 84003

Ruprecht & Co., LLC

Debra Gunther Holley (ret.)

Stephen Harold Holley (ret.)

320 North 630 East

American Fork, Utah 84003

The Newbold Family Trust

1025 West 2650 North

Lehi, Utah 84043

40

Stephen Mark Holley

Altabank

33 East Main Street

American Fork, Utah 84003

Andrea Holley

Benjamin Holley

Walt Disney Company

2300 W. Riverside Dr.

Burbank, CA 91506

(c)       The principal occupation, if any, of each natural person who is a Reporting Person is indicated above with their employer and business address. Certain Reporting Persons and/or their affiliates hold positions at the Issuer or affiliates of the Issuer. No Reporting Person is employed by the Issuer. Hudson Gunther, Mark Holley and Jacob Gunther are employees of Altabank, a wholly-owned subsidiary of the Issuer. Paul Gunther and Jonathan Blaine Gunther are directors of the Board of the Issuer.

(d)       None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)       None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)       Each natural person identified in this Item 2 is a citizen of the United States. Each entity identified in this Item 2 is organized under the laws of the State of Utah, except for HETS LLC and The Paul and Miriam Thomas Family LLC, each of which is an Arizona limited liability company, as indicated in the respective cover sheets.

Item 3. Source and Amount of Funds or Other Consideration

As indicated in the cover sheets above, the shares of common stock were previously acquired by the several Reporting Persons with personal funds, by inheritance, by gift, or in certain cases in connection with equity compensation plans for the benefit of the employees and directors of the Issuer.

Item 4. Purpose of Transaction

The Reporting Persons previously acquired, and presently hold, common stock for investment purposes, as described in Item 2(a), above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the agreements described herein, the Reporting Persons may from time to time communicate with the Board of the Issuer, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or to otherwise work or propose to work with management and the Board with a view to maximizing shareholder value. Pursuant to the Shareholder Agreement, the Reporting Persons may designate Dale O. Gunther and Blaine C. Gunther to represent them in communications with the Board for such purposes. Pursuant to the agreement, however, Messrs. Dale and Blaine Gunther have not requested, and are not presently expected to obtain, proxy voting authority with respect to shares of common stock held of record or beneficially by any other Reporting Persons.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and the Reporting Persons’ legacy of investment in and support for the Issuer as customers and employees, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

41

The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons currently hold, in the aggregate, approximately 5,870,496 shares or 31.1% of the outstanding common stock and combined voting power of the Issuer’s common stock, based on 18,787,810 issued and outstanding shares of common stock of the Issuer as of March 31, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020, for the quarter ended March 31, 2020.

The aggregate number of shares and percentage of common stock outstanding beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Statement and are incorporated herein by reference and summarized in the following table.

As a result of the Shareholder Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, up to an aggregate of 5,870,496 shares of common stock that are beneficially owned collectively by the parties to the Shareholder Agreement corresponding to each Reporting Person as set forth above in this Statement. All such shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 31.1% of the issued and outstanding common stock as of February 20, 2020.

However, except as indicated in this Item 5 (a) and as discussed below, the Reporting Persons hereby disclaim beneficial ownership of all such shares of common stock that are the subject of the Shareholder Agreement, and this Statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any such shares that are the subject of the Shareholder Agreement and covered by this Statement, except for the shares reported by such Reporting Persons on the respective cover pages to this Statement.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer except to the extent of their several pecuniary interests therein. The filing of this statement does not constitute an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The following table summarizes the beneficial ownership of the Issuer’s common stock by the Reporting Persons. For additional detail regarding sole voting and dispositive power, and shared voting and dispositive power of the shares beneficially owned by each Reporting Person listed below, see the cover pages to this Statement, which are incorporated into this Item 5 by reference.

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Reporting Person	Number of Shares of Common Stock Owned	Percentage of Common Stock Outstanding (1)
Dale O. Gunther (2)	1,279,717	6.8%
The Gunther Legacy Trust	445,984	2.4%
Russell Gunther	72,324	*	%
Jacob Gunther	9,871	*	%
Hudson Gunther	4,658	*	%
Kimball Gunther	11,500	*	%
The Mary G. Miller Revocable Trust	30,000	*	%
Derek Gunther Miller	14,800	*	%
The Brett and Susan Christiansen Family Trust	64,372	*	%
Christopher Brett Christiansen	9,378	*	%
Bruce O. Gunther	313	*	%
Julie Marie Rockwell	51,050	*	%
Ruth Ann Gunther Thompson	52,140	*	%
The Paul Gunther Family LLC (4)	818,891	4.4%
Janelle Gunther	52,140	*
Jordan Gunther	52,140	*	%
Jenessa Gunther	52,140	*	%
Jilenne Gunther	52,140	*	%
Justus Robert Gunther	52,140	*	%
Jesse Omega Gunther	52,140	*	%
Jansen Orville Gunther	45,522	*	%
Julia Kelsey Gunther	52,478	*	%
The Paul and Miriam Thomas Family LLC	422,704	2.2%
HETS LLC	46,560	*	%
Blaine Gunther Investments, LC (3)	720,000		3.8%
Blaine C. Gunther Trust (3)	78,365	*	%
Howard Family Trust U/A Jan. 3, 2002 (5)	87,596	*	%
The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther (6)	64,754	*	%
Anne Marie Gunther (7)	91,951	*	%
Scott Brinton Gunther (8)	34,022	*	%
Gunther Holding Company L.C.	479,899	2.6%
The Gunther Family Trust	4,047	*	%
Ruprecht & Co LLC	336,732	1.8%
Debra Gunther Holley (9)	6,116	*	%
The Newbold Family Trust	76,906	*	%
Stephen Mark Holley (10)	40,280	*	%
Stephen Harold Holley	7,172	*	%
Benjamin Holley and Andrea Holley	96,932	*	%
TOTAL (11)	5,870,496	31.3%

(*) indicates less than one percent.

(1)	Duplicate share amounts omitted from Total. Percentages rounded to the nearest 1/10th of one percent.

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(2)	Amount includes (a) 109,305 shares of common stock owned of record by Dale O. Gunther; (b) 531,696 shares of common stock owned of record by DRG Partners, LLC, a Utah limited liability company; and (c) 638,716 shares of common stock owned of record by The Raspberry Trust, a Utah trust. Dale O. Gunther has sole voting and dispositive power of all shares indicated. As a Designated Representative under the Shareholder Agreement, Dale O. Gunther may be deemed to have shared voting power over 5,870,496 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(3)	Amount includes (a) 720,000 shares owned of record by Blaine Gunther Investments, L.C., a Utah limited liability company, managed by its members, Blaine C. Gunther, Linda Gunther, Anne Marie Gunther, Kristin G. Howard, Jonathan Blaine Gunther and Scott Gunther (see notes (5), (6), (7) and (8), below), who share voting and dispositive power of these shares; (b) 78,365 shares owned of record by The Blaine C. Gunther Trust, trustees Blaine C. Gunther and Linda Gunther share voting and dispositive power. As a Designated Representative under the Shareholder Agreement, Blaine C. Gunther may be deemed to have shared voting power over 5,870,496 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(4)	A Utah limited liability company. The managers are Lynda C. Gunther and Paul Gunther, who share voting and dispositive power of these shares. Paul Gunther is a member of the Issuer’s Board. The amount indicated does not include (i) 986 restricted shares of common stock issued to Paul Gunther vesting on 12/31/20, or (ii) 4,329 shares of common stock issuable under stock options held by Mr. Gunther that are exercisable until 6/30/21, granted to him pursuant to Issuer’s equity compensation plans as director compensation.

(5)	(a) Amount includes 87,596 shares of common stock are owned of record by the John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002, a Utah trust, with voting and dispositive power shared by the trustees, John W. Howard II and Kristin G. Howard. (b) Amount does not include duplication of the entry of 720,000 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mrs. Howard is a member-manager and shares voting and dispositive power. Mrs. Howard disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to her equity ownership in that entity.

(6)	(a) Amount includes 64,754 shares held of record by The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther, a Utah trust; trustees Jonathan Blaine Gunther and Lisa Petersen Gunther share voting and dispositive power. (b) Amount does not include duplication of the entry of 720,000 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mr. Gunther is a member-manager and shares voting and dispositive power. Mr. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to his equity ownership in that entity. (c) Mr. Gunther is also a member of the Issuer’s Board. Amount does not include shares issuable under options currently held by Mr. Gunther previously granted to him as compensation under Issuer’s equity compensation plans for his service as a director of the Issuer as follows: 4,373 shares presently exercisable at $26.80 per share until 2022, and 3,491 shares presently exercisable at $35.70 per share until 2023.

(7)	(a) Amount includes 91,951 shares of common stock owned of record by Anne Marie Gunther. (b) Amount does not include duplication of the entry of 720,000 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Ms. Gunther is a member-manager and shares voting and dispositive power. Ms. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to her equity ownership in that entity.

44

(8)	(a) Amount includes 34,022 shares of common stock owned of record by Scott Brinton Gunther. (b) Amount does not include duplication of the entry of 720,000 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mr. Gunther is a member-manager and shares voting and dispositive power. Mr. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to his equity ownership in that entity.

(9)	(a) Shares owned of record by Debra G. Holley who has sole voting and dispositive power. (b) Amount does not include duplicative entry of 336,732 shares of common stock owned of record by Ruprecht & Co., LLC, a Utah limited liability company, in the chart above, voting and dispositive power of which is shared by Debra G. Holley and Stephen H. Holley.

(10)	Amount does not include the 662 Restricted Stock Units issued to Stephen Mark Holley, which vest as follows: (a) 332 shares to vest on 1/1/2021; (b) 220 shares to vest on 1/1/2022; and (c) 110 shares to vest on 1/1/2023.

(11)	Duplicative entries omitted from totals.

(c)       To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d)       Other than described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3, Item 4 and Item 5 of this Statement is hereby incorporated by reference.

The Reporting Persons are parties to the Shareholder Agreement, pursuant to which the Reporting Persons agree to (a) jointly file this Statement; (b) communicate and confer with each other on issues related to their investment in and ownership of common stock in the Issuer; and (c) designate Dale O. Gunther and Blaine C. Gunther to represent them as their designated representatives in communicating with the Board of the Issuer to discuss matters relating to their interests and positions as significant shareholders of the Issuer. In addition, the Shareholder Agreement provides that the Reporting Persons may, in the future, determine it to be in their interests to vote the shares owned by them as a voting block on matters that may be proposed to the Issuer’s shareholders in meetings of the shareholders and they may on such occasions grant proxies or written consents in connection with such votes. There are no such matters under consideration as of the date of this Statement.

The Reporting Persons have executed a powers of attorney appointing Dale O. Gunther and Blaine C. Gunther, and each of them, as attorneys in fact to execute and file on their behalf this Statement and amendments thereto as from time to time required.

Other than the matters disclosed in this Statement, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

45

This Item 6 (and other Items of this Statement) does not provide a complete description of the Shareholder Agreement and such description is qualified in its entirety by reference to the full text of such agreement, which is included as an exhibit to this Statement and incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1*	Shareholder Agreement

24.1*	Form of Power of Attorney

* Previously filed June 11, 2020.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2020

DALE O. GUNTHER

/s/ Dale O. Gunther
Dale O. Gunther

DRG PARTNERS, LLC

/s/ Dale O. Gunther
Name:	Dale O. Gunther
Title:	Manager

THE RASPBERRY TRUST

/s/ Matthew O. Cleary
Name:	Matthew O. Cleary
Title:	Trustee

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GUNTHER LEGACY TRUST

/s/ Chantel Gunther
Name:	Chantel Gunther
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

/s/ Brett D. Christiansen
Name:	Brett D. Christiansen
Title:	Trustee

/s/ Holli Gunther
Name:	Holli Gunther
Title:	Trustee

/s/ Christian Gunther
Name:	Christian Gunther
Title:	Trustee

/s/ Orrin Porter Rockwell
Name:	Orrin Porter Rockwell
Title:	Trustee

/s/ Ryan Thompson
Name:	Ryan Thompson
Title:	Trustee

RUSSEL GUNTHER

/s/ Russel Gunther
Russel Gunther

JACOB GUNTHER

/s/ Jacob Gunther
Jacob Gunther

HUDSON GUNTHER

/s/ Hudson Gunther
Hudson Gunther

KIMBALL GUNTHER

/s/ Kimball Gunther
Kimball Gunther

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THE MARY G. MILLER REVOCABLE TRUST

/s/ Mary G. Miller
Name:	Mary G. Miller
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

DEREK GUNTHER MILLER

/s/ Derek Gunther Miller
Derek Gunther Miller

THE BRETT AND SUSAN CHRISTIANSEN FAMILY TRUST

/s/ Brett David Christiansen
Name: Brett David Christiansen
Title:	Trustee

/s/ Susan Gunther Christiansen
Name:	Susan Gunther Christiansen
Title:	Trustee

CHRISTOPHER BRETT CHRISTIANSEN

/s/ Christopher Brett Christiansen
Christopher Brett Christiansen

BRUCE O. GUNTHER

/s/ Bruce O. Gunther
Bruce O. Gunther

JULIA MARIE ROCKWELL

/s/ Julia Marie Rockwell
Julia Marie Rockwell

RUTH ANN GUNTHER THOMPSON

/s/ Ruth Ann Gunther Thompson
Ruth Ann Gunther Thompson

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THE PAUL GUNTHER FAMILY LLC

/s/ Paul Gunther
Name:	Paul Gunther
Title:	Managing Member

/s/ Lynda C. Gunther
Name:	Lynda C. Gunther
Title:	Managing Member

JANELLE GUNTHER

/s/ Janelle Gunther
Janelle Gunther

JORDAN GUNTHER

/s/ Jordan Gunther
Jordan Gunther

JENESSA GUNTHER

/s/ Jenessa Gunther
Jenessa Gunther

JILENNE GUNTHER

/s/ Jilenne Gunther
Jilenne Gunther

JUSTUS ROBERT GUNTHER

/s/ Justus Robert Gunther
Justus Robert Gunther

JESSE OMEGA GUNTHER

/s/ Jesse Omega Gunther
Jesse Omega Gunther

JANSEN ORVILLE GUNTHER

/s/ Jansen Orville Gunther
Jansen Orville Gunther

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JULIA KELSEY GUNTHER

/s/ Julia Kelsey Gunther
Julia Kelsey Gunther

THE PAUL AND MIRIAM THOMAS FAMILY LLC

/s/ Paul Y. Thomas
Name:	Paul Y. Thomas
Title:	Managing Member

/s/ Miriam G. Thomas
Name:	Miriam G. Thomas
Title:	Managing Member

HETS, LLC

/s/ Eric Neal Sabourin
Name:	Eric Neal Sabourin
Title:	Manager

/s/ Heather Thomas-Sabourin
Name:	Heather Thomas-Sabourin
Title:	Manager

BLAINE GUNTHER INVESTMENTS, L.C.

/s/ Blaine C. Gunther
Name:	Blaine C. Gunther
Title:	Member

/s/ Linda Gunther
Name:	Linda Gunther
Title:	Member

/s/ Kristin Gunther Howard
Name:	Kristin Gunther Howard
Title:	Member

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blain Gunther
Title:	Member

/s/ Anne Marie Gunther
Name:	Anne Marie Gunther
Title:	Member

/s/ Scott Gunther
Name:	Scott Gunther
Title:	Member

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THE JOHN W. HOWARD II AND KRISTIN G. HOWARD TRUST FBO HOWARD FAMILY TRUST U/A JAN. 3, 2002

/s/ John W. Howard II
Name:	John W. Howard II
Title:	Trustee

/s/ Kristin G. Howard
Name:	Kristin G. Howard
Title:	Trustee

JONATHAN BLAINE GUNTHER

/s/ Jonathan Blaine Gunther
Jonathan Blaine Gunther

THE LIVING TRUST OF JONATHAN BLAINE GUNTHER AND LISA PETERSEN GUNTHER

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blaine Gunther
Title:	Trustee

/s/ Lisa Petersen Gunther
Name:	Lisa Petersen Gunther
Title:	Trustee

ANNE MARIE GUNTHER

/s/ Anne Marie Gunther
Anne Marie Gunther

SCOTT BRINTON GUNTHER

/s/ Scott Brinton Gunther
Scott Brinton Gunther

GUNTHER HOLDING COMPANY L.C.

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Manager

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THE GUNTHER FAMILY TRUST

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Trustee

/s/ Deana Gunther
Name:	Deana Gunther
Title:	Trustee

DEBRA GUNTHER HOLLEY

/s/ Debra Gunther Holley
Debra Gunther Holley

STEPHEN H. HOLLEY

/s/ Stephen H. Holley
Stephen H. Holley

RUPRECHT & CO., L.L.C.

/s/ Stephen H. Holley
Name:	Stephen H. Holley
Title:	Member-Manager

/s/ Debra Gunther Holley
Name:	Debra Gunther Holley
Title:	Member-Manager

THE NEWBOLD FAMILY TRUST

/s/ Jace Tyler Newbold
Name:	Jace Tyler Newbold
Title:	Trustee

/s/ Rebecca Holley Newbold
Name:	Rebecca Holley Newbold
Title:	Trustee

STEPHEN MARK HOLLEY

/s/ Stephen Mark Holley
Stephen Mark Holley

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BENJAMIN HOLLEY

/s/ Benjamin Holley
Benjamin Holley

ANDREA HOLLEY

/s/ Andrea Holley
Andrea Holley

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